Mark G. Borden
+1 617 526 6675(t)
+1 617 526 5000(f)
mark.borden@wilmerhale.com
March 9, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Airvana, Inc.
Revised Preliminary Schedule 14A
Filed February 22, 2010
File No. 001-33576

Amended Schedule 13E-3
Filed February 22, 2010
File No. 005-83779
Dear Mr. Duchovny:
     On behalf of our client, Airvana, Inc. (the “Company”), we are providing the following responses to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated February 26, 2010 (the “Comment Letter”) relating to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed on February 22, 2010 (the “Proxy Statement”) and the Amended Transaction Statement on Schedule 13E-3 filed on February 22, 2010 (the “Schedule 13E-3”). The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) and amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) that reflect these revisions and generally update the information contained therein.
     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Schedule 13E-3 or the Amended Preliminary Proxy Statement, as applicable.
     We represent the Company only. To the extent any response relates to information concerning any of 72 Mobile Holdings, LLC, 72 Mobile Acquisition Corp., 72 Mobile Investors, LLC, Randall Battat, Vedat Eyuboglu, Sanjeev Verma or any of the other Buyer Filing Persons (defined herein) (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing      Berlin      Boston      Brussels       Frankfurt       London      Los Angeles      New York      Oxford      Palo Alto      Waltham      Washington

Securities and Exchange Commission
March 9, 2010

Amended Schedule 13E-3
1.	We note your response to prior comment 1. We disagree with your analysis and reissue the comment. Please refer to Compliance and Disclosure Interpretation 101.02 (available on our website) for additional guidance.

Response: As discussed with the Staff and set forth in the prior response, based upon its review of Rule 13e-3 and the Staff’s analysis and interpretative positions in Compliance and Disclosure Interpretations 201.05 and 101.02 and Section III of Release No. 34-17719, 72 Mobile Holdings, LLC (“Parent”) respectfully submits through the Company that 72 Mobile Investors, LLC (“Investor”), which is a filing person, is the ultimate parent entity for purposes of Rule 13e-3 and the related guidance. Accordingly, 72 Mobile Acquisition Corp. (“Merger Sub”), Parent and Investor were included as filing persons in the prior filing.

However, in response to the Staff’s reissued comment, we have also included Sankaty Credit Opportunities II, L.P. (“Sankaty II”), Sankaty Credit Opportunities III, L.P. (“Sankaty III”), Sankaty Credit Opportunities IV, L.P. (“Sankaty IV”), Sankaty Credit Opportunities (Offshore Master) IV, L.P. (“Sankaty Offshore IV” and, collectively with Sankaty II, Sankaty III and Sankaty IV, the “Sankaty Affiliates”), ZM Capital, L.P. (“ZM Capital”), and 72 Private Investments, L.P. (“72 Private Investments”) as filing persons on the Schedule 13E-3. 72 Private Investments is the “affiliate of S.A.C. Private Capital Group, LLC” that is engaged in the going private transaction; the Sankaty Affiliates are the “affiliates of Sankaty Advisors LLC” that are engaged in the going private transaction; and ZM Capital is the “affiliate of Zelnick Media” that is engaged in the going private transaction, in each case as contemplated by the Staff’s Comment 1. Parent, through the Company, informs the Staff that each such additional entity added as a filing person is not a “merger subsidiary or other acquisition vehicle [created by the purchaser] to effect the transaction” as described in Compliance and Disclosure Interpretation 101.02. As currently contemplated, each of the Sankaty Affiliates, ZM Capital and 72 Private Investments will be equity investors in, and provide funds to, Investor, through which Parent and, ultimately, the Company will be controlled. (Investor, the Sankaty Affiliates, ZM Capital and 72 Private Investments are referred to herein, collectively, as the “other Buyer Filing Persons”.) Accordingly, we have included as filing persons both the acquisition vehicle and intermediate and ultimate parent of the acquisition vehicle.

Parent and the Company have determined that GSO Capital Partners LP and its affiliates (collectively, “GSO”) will not be in direct or indirect control of the Company, Merger Sub, Parent or Investor, and thus GSO has not been included as a filing person. In coming to this conclusion, we note that as currently contemplated GSO would have no investment in Investor. While GSO is expected to have a small equity investment in Parent, its exposure to the risks and benefits of the transaction will primarily arise through the debt that it will be lending to Parent. By virtue of its status as the lead lender, GSO will have the ability to appoint only one director of Parent — a right which arises pursuant to its debt interest rather than its equity interest. Investor, however, will own a majority of the equity of Parent and will have the ability to appoint the majority of the directors of Parent. Given Investor’s ability to control Parent, Investor has been included as a filing person on the Schedule 13E-3 as the ultimate parent of Merger Sub. Because of GSO’s small equity interest in Parent, GSO’s primary

Securities and Exchange Commission
March 9, 2010

role as a lender to Parent and GSO’s inability to control Parent in light of Investor’s majority interest, the Company respectfully submits that GSO will not be in intermediate or ultimate control of Merger Sub, and thus should not be included as a filing person on the Schedule 13E-3.
Revised Preliminary Schedule 14A
Reasons for the Merger, page 28
2.	We reissue prior comment 13. It is unclear how your revisions address the prior comment. Explain how each filing person considered the fact that “certain officers and directors had interests different from, and/or in addition to, the interests of the unaffiliated stockholders” in placing its or his reliance on the Goldman Sachs opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Amended Preliminary Proxy Statement.

3.	We note your response to prior comment 15. Explain why the previously referenced interests did not affect the fairness determination made by the special committee.

Response: In responses to the Staff’s comment, the Company has revised the disclosure contained on page 32 of the Amended Preliminary Proxy Statement.
Opinion of the Special Committee’s Financial Advisor, page 33
4.	We reissue prior comment 18.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Amended Preliminary Proxy Statement.

5.	Please disclose the substance of your response to prior comment 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Amended Preliminary Proxy Statement.

6.	We reissue prior comment 20. It is unclear how your revisions address the Issues described in our prior comment. Include disclosure showing how Goldman Sachs arrived, for example, at each of the ranges of illustrative present value of future share price. If this information was not presented to the special committee, please

Securities and Exchange Commission
March 9, 2010

state so and clarify whether the special committee inquired Goldman Sachs about the support for its various analyses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amended Preliminary Proxy Statement.

7.	We reissue prior comment 22. Note that Item 1015(b)(4) of Regulation M-A is not limited to disclosure relating to investment banking services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amended Preliminary Proxy Statement.

8.	Please disclose the substance of your response to prior comment 22.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amended Preliminary Proxy Statement.
Position of Parent. Merger Sub and the Other Buyer Filing Person as to the Fairness of the Merger. page 44
Position of Rollover Stockholders as to the Fairness of the Merger, page 47
9.	We note your response to prior comment 25, Please revise your disclosure to include the disclosure required by Instruction 2(iv) to Item 1014(b) of Regulation M-A.

Response: Parent, through the Company, respectfully submits that the proxy statement did include the disclosure required by Item 1014 of Regulation M-A, including Instruction 2(iv) to Item 1014(b). As disclosed, Parent, Merger Sub and the other Buyer Filing Persons were not entitled to rely on — and, prior to signing, were not provided with a copy of — the fairness opinion or underlying analyses undertaken by Goldman Sachs, as financial advisor to the Special Committee. Consequently, they did not adopt, and do not now undertake to adopt, its findings.

In response to the Staff’s prior comment 25, the “Position of Parent, Merger Sub and the other Buyer Filing Person as to the Fairness of the Merger” section (now revised to apply with respect to each of the other Buyer Filing Persons) was updated on pages 47-48 to add additional disclosures regarding the factors that Parent, Merger Sub and the other Buyer Filing Persons considered in assessing substantive and procedural fairness of the transaction to unaffiliated stockholders, including the premium to historical prices of the Company’s common stock.

Securities and Exchange Commission
March 9, 2010

Parent, Merger Sub and the other Buyer Filing Persons did not establish a pre-merger going concern value for the Company’s equity as a public company for the purpose of determining the fairness of the merger consideration to the unaffiliated stockholders because, following the merger, the Company will have a significantly different capital structure, which will result in different opportunities and risks for the business as a more highly leveraged private company. In response to the Staff’s current comment 9, disclosure to this effect has been added on page 46. Accordingly, the Company and Parent respectfully submit that the disclosure now set forth in the “Position of Parent, Merger Sub and the other Buyer Filing Persons as to the Fairness of the Merger” section of the proxy statement is fully compliant with Item 1014 of Regulation M-A (including Instruction 2(iv) to Item 1014(b) of Regulation M-A).

The Rollover Stockholders, through the Company, concur with the response above. Similar disclosures have been added to the Amended Proxy Statement at page 50.
     Please do not hesitate to call me at (617) 526-6675 or Jay Bothwick at (617) 526-6526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.
Very truly yours,
/s/ Mark G. Borden
cc: Jay E. Bothwick